UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2017

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Earning (Preliminary) Results

ø The preliminary results shown in this table may differ from the final results

1. Consolidated results (prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in billions of Won, %)		Current Period (Third quarter of 2017)	Previous Period (Second quarter of 2017)	Changes (%)	Year to Year Comparison (Third quarter of 2016)	Changes (%)
Operating Revenue	Quarterly Results	4,443	4,346	2.2	4,244	4.7
	Year-to-date (“YTD”) Results	13,023	—	—	12,740	2.2

Operating Income	Quarterly Results	392	423	-7.3	424	-7.5
	YTD Results	1,226	—	—	1,234	-0.6

Profit from Continuing Operations Before Income Tax	Quarterly Results	1,004	748	34.2	431	132.9
	YTD Results	2,477	—	—	1,532	61.7

Profit for the Period	Quarterly Results	793	621	27.8	322	146.2
	YTD Results	1,997	—	—	1,185	68.5

Attributable To: Controlling Interests	Quarterly Results	796	625	27.4	325	144.8
	YTD Results	2,010	—	—	1,187	69.3

2. Non-consolidated results (prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in billions of Won, %)		Current Period (Second quarter of 2017)	Previous Period (First quarter of 2017)	Changes (%)	Year to Year Comparison (Second quarter of 2016)	Changes (%)
Operating Revenue	Quarterly Results	3,157	3,110	1.51	3,102	1.77
	YTD Results	9,354	—	—	9,292	0.67

Operating Income	Quarterly Results	421	462	-9.01	477	-11.83
	YTD Results	1,322	—	—	1,385	-4.53

Profit Before Income Tax	Quarterly Results	564	373	51.13	406	38.95
	YTD Results	1,427	—	—	1,252	13.97

Profit for the Period	Quarterly Results	479	314	52.43	325	47.49
	YTD Results	1,181	—	—	991	19.18

3. Source of Data	Data Provider	IR Team, SK Telecom
	Provided for	Analysts and Institutional Investors
	Date of Provision	November 6, 2017 / 15:00(Seoul time)
	Location	SK Telecom Headquarters, Conference Room
	Organizing Team	IR Team, SK Telecom (+82-2-6100-2114)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Sunghyung Lee
(Signature)
Name:	Sunghyung Lee
Title:	Senior Vice President

Date: November 6, 2017

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